

January 14, 2014

Via E-mail
William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Bio-Solutions Corp.
1250 NE Loop 410, Suite 200
San Antonio, TX 78209

      Re: **Bio-Solution Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 22, 2013
               Response Dated January 2, 2014
               File No. 333-147917

Dear Mr. Gallagher:

We have reviewed your response dated January 2, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. Please show us the updated auditor's report to be included in the amendment you intend to file upon the completion of our review.

Note 6 – Convertible Notes Payable, page F-15

2. We reviewed your response to comment 2 in our letter dated December 17, 2013. You state that the intrinsic values of the beneficial conversion features recognized as debt discounts were limited to the amount of proceeds allocated to the convertible debt instruments in accordance with ASC 470-20-30-8. However, we note that the discount amortization amounts reflected in the table on page 4 of your response equals the intrinsic

value of the beneficial conversion features, which exceed the proceeds received upon issuance of the convertible notes as set forth in the table on page 3 of your response. Please address the following:

- Please tell us how you recorded the intrinsic value of the beneficial conversion features and why the discount amortization reflected in the amortization schedule on page 4 of your response exceeds the loan proceeds or revise the amortization table and the table on page 5 of your response accordingly.

- We note that the grand totals for the fourth quarter of fiscal 2012 and first and second quarters of fiscal 2013 on page 4 of your response do not equal the sum of the subtotals. As such, it appears that the grand totals carried forward to page 5 of your response are incorrect. Please advise or revise both tables. If you revise the table on page 5 of your response, please include fourth quarter data in the quarter to-date summary.

- Please show us how to reconcile the data in the table on page 5 of your response to the carrying value of convertible debt and amounts charged to additional paid-in capital for each period presented in the table.

- Please update your assessment of materiality and tell us the authoritative literature you are relying on to conclude that a quantitatively material misstatement can be overcome by qualitative factors and the facts and circumstances that support your interpretation of the literature.

Note 10 – Intellectual Property, page F-17

3. We reviewed your response to comment 3 in our letter dated December 17, 2013. We note that ASC 805-30 includes guidance on the recognition of a contingent consideration arrangement in connection with a business combination. However, it does not appear that ASC 805-50 addresses the recognition of a contingent consideration arrangement in connection with an asset purchase. Please tell us your basis in GAAP for the recognizing the contingent payments based on achieving certain operational milestones as an additional cost of the intellectual property. In doing so, please address the following:

- Tell us the terms of Mr. Gallagher's and Dr. Mallangi's continuing employment and how the contingent consideration arrangement might be affected if their employment was terminated. Please refer to 805-10-55-25(a).

- It appears that the fair value of the intellectual property exceeded the initial purchase price given your agreement to provide additional consideration based on performance. Tell us how you determined the fair value of the intellectual property and your basis in GAAP for capitalizing additional consideration as paid.

- With regards to the number of shares owned, ASC 805-10-55-25(e) suggests that if the selling shareholders who owned substantially all of the shares in the acquiree (Type2Defense) continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. In-light- of the fact that your only employees are Mr. Gallagher and Dr. Mallangi, formerly of Type2Defense, who are now in key roles for Bio-Solutions, please explain your consideration of this guidance in determining the contingent payments represent additional consideration rather than compensation.

- Please explain your basis in GAAP for your determination that additional consideration for achieving operational milestones is not representative of compensation to employees for services rendered in achieving those milestones. Please refer to 805-10-55-25(g).

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Rick Basse, Controller